Brookfield

2022

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

Brookfield Renewable Partners L.P.

AS AT JUNE 30, 2022 AND DECEMBER 31, 2021 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	June 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	14	$823	$764
Restricted cash	15	323	261
Trade receivables and other current assets	16	1,863	1,683
Financial instrument assets	4	86	60
Due from related parties	19	61	35
Assets held for sale	3	—	58
		3,156	2,861
Financial instrument assets	4	486	262
Equity-accounted investments	13	1,164	1,107
Property, plant and equipment, at fair value	7	49,594	49,432
Intangible assets		216	218
Goodwill	12	1,185	966
Deferred income tax assets	6	205	197
Other long-term assets		1,024	824
Total Assets		$57,030	$55,867
Liabilities
Current liabilities
Accounts payable and accrued liabilities	17	$772	$779
Financial instrument liabilities	4	440	400
Due to related parties	19	361	164
Corporate borrowings	8	440	—
Non-recourse borrowings	8	2,279	1,818
Provisions		35	55
Liabilities directly associated with assets held for sale	3	—	6
		4,327	3,222
Financial instrument liabilities	4	585	565
Corporate borrowings	8	2,110	2,149
Non-recourse borrowings	8	18,586	17,562
Deferred income tax liabilities	6	6,220	6,215
Provisions		766	718
Other long-term liabilities		1,435	1,440
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	11,845	12,303
General partnership interest in a holding subsidiary held by Brookfield	9	57	59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	2,771	2,894
BEPC exchangeable shares	9	2,454	2,562
Preferred equity	9	601	613
Perpetual subordinated notes	9	592	592
Preferred limited partners' equity	10	760	881
Limited partners' equity	11	3,921	4,092
Total Equity		23,001	23,996
Total Liabilities and Equity		$57,030	$55,867
The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED (MILLIONS, EXCEPT PER UNIT INFORMATION)		Three months ended June 30		Six months ended June 30
	Notes	2022	2021	2022	2021
Revenues	19	$1,274	$1,019	$2,410	$2,039
Other income		14	220	85	247
Direct operating costs(1)		(366)	(307)	(716)	(698)
Management service costs	19	(65)	(72)	(141)	(153)
Interest expense	8	(294)	(246)	(560)	(479)
Share of earnings from equity-accounted investments	13	29	2	48	7
Foreign exchange and financial instruments (loss) gain	4	(6)	(47)	(43)	1
Depreciation	7	(389)	(379)	(790)	(747)
Other		(13)	(78)	(60)	(177)
Income tax (expense) recovery
Current	6	(31)	(22)	(73)	(38)
Deferred	6	(31)	20	(5)	53
		(62)	(2)	(78)	15
Net income		$122	$110	$155	$55
Net income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$96	$149	$182	$206
General partnership interest in a holding subsidiary held by Brookfield	9	23	19	47	39
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	(7)	(25)	(38)	(71)
BEPC exchangeable shares	9	(6)	(22)	(33)	(63)
Preferred equity	9	6	6	13	13
Perpetual subordinated notes	9	7	3	14	3
Preferred limited partners' equity	10	12	15	23	29
Limited partners' equity	11	(9)	(35)	(53)	(101)
		$122	$110	$155	$55
Basic and diluted loss per LP unit		$(0.03)	$(0.13)	$(0.19)	$(0.37)
(1)Direct operating costs exclude depreciation expense disclosed below.
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended June 30		Six months ended June 30
	Notes	2022	2021	2022	2021
Net income		$122	$110	$155	$55
Other comprehensive income (loss) that will not be reclassified to net income (loss)
Revaluations of property, plant and equipment	7	19	15	17	(257)
Actuarial gain on defined benefit plans		15	13	20	27
Deferred tax (recovery) expense on above item		(8)	(5)	(12)	40
Unrealized (loss) gain on investments in equity securities	4	(4)	3	(9)	5
Equity-accounted investments	13	4	1	4	(1)
Total items that will not be reclassified to net income		26	27	20	(186)
Other comprehensive income (loss) that may be reclassified to net income
Foreign currency translation		(890)	333	(106)	(338)
Gain (loss) arising during the period on financial instruments designated as cash-flow hedges	4	27	(89)	(6)	3
Gain (loss) on foreign exchange swaps net investment hedge	4	97	(12)	52	16
Reclassification adjustments for amounts recognized in net income (loss)	4	36	49	92	(3)
Deferred income taxes on above items		(30)	10	(46)	(2)
Equity-accounted investments	13	(26)	2	(4)	(1)
Total items that may be reclassified subsequently to net income (loss)		(786)	293	(18)	(325)
Other comprehensive income (loss)		(760)	320	2	(511)
Comprehensive income (loss)		$(638)	$430	$157	$(456)
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$(381)	$276	$77	$(139)
General partnership interest in a holding subsidiary held by Brookfield	9	22	20	48	38
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	(87)	31	(2)	(126)
BEPC exchangeable shares	9	(77)	27	(2)	(112)
Preferred equity	9	(11)	15	2	30
Perpetual subordinated notes	9	7	3	14	3
Preferred limited partners' equity	10	12	15	23	29
Limited partners' equity	11	(123)	43	(3)	(179)
		$(638)	$430	$157	$(456)
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED THREE MONTHS ENDED JUNE 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at March 31, 2022	$(1,641)	$(690)	$6,498	$1	$(34)	$2	$4,136	$832	$619	$592	$2,588	$12,708	$60	$2,923	$24,458
Net income (loss)	(9)	—	—	—	—	—	(9)	12	6	7	(6)	96	23	(7)	122
Other comprehensive income (loss)	—	(133)	2	2	16	(1)	(114)	—	(17)	—	(71)	(477)	(1)	(80)	(760)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	188	—	—	188
Issuance of Preferred LP Units (Note 10)	—	—	—	—	—	—	—	115	—	—	—	—	—	—	115
Redemption of Preferred LP Units (Note 10)	—	—	—	—	—	—	—	(187)	—	—	—	—	—	—	(187)
Disposals (Note 3)	14	—	(14)	—	—	—	—	—	—	—	—	(21)	—	—	(21)
Distributions or dividends declared	(88)	—	—	—	—	—	(88)	(12)	(6)	(7)	(55)	(639)	(25)	(63)	(895)
Distribution reinvestment plan	3	—	—	—	—	—	3	—	—	—	—	—	—	—	3
Other	(7)	—	—	1	(1)	—	(7)	—	(1)	—	(2)	(10)	—	(2)	(22)
Change in period	(87)	(133)	(12)	3	15	(1)	(215)	(72)	(18)	—	(134)	(863)	(3)	(152)	(1,457)
Balance, as at June 30, 2022	$(1,728)	$(823)	$6,486	$4	$(19)	$1	$3,921	$760	$601	$592	$2,454	$11,845	$57	$2,771	$23,001

Balance, as at March 31, 2021	$(1,197)	$(834)	$5,546	$(4)	$(31)	$5	$3,485	$1,028	$617	$—	$2,184	$11,604	$50	$2,466	21,434
Net income (loss)	(35)	—	—	—	—	—	(35)	15	6	3	(22)	149	19	(25)	110
Other comprehensive income (loss)	—	85	2	3	(15)	3	78	—	9	—	49	127	1	56	320
Issuance of perpetual subordinated notes	—	—	—	—	—	—	—	—	—	340	—	—	—	—	340
Capital contributions	1	—	—	—	—	—	1	—	—	—	—	231	—	—	232
Disposal	12	—	(12)	—	—	—	—	—	—	—	—	(214)	—	—	(214)
Distributions or dividends declared	(83)	—	—	—	—	—	(83)	(15)	(6)	(3)	(52)	(262)	(21)	(58)	(500)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	—	2
Other	—	3	(2)	—	1	(3)	(1)	—	(2)	—	—	9	1	—	7
Change in period	(103)	88	(12)	3	(14)	—	(38)	—	7	340	(25)	40	—	(27)	297
Balance, as at June 30, 2021	$(1,300)	$(746)	$5,534	$(1)	$(45)	$5	$3,447	$1,028	$624	$340	$2,159	$11,644	$50	$2,439	$21,731
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED SIX MONTHS ENDED JUNE 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2021	$(1,516)	$(842)	$6,494	$—	$(48)	$4	$4,092	$881	$613	$592	$2,562	$12,303	$59	$2,894	$23,996
Net income (loss)	(53)	—	—	—	—	—	(53)	23	13	14	(33)	182	47	(38)	155
Other comprehensive income (loss)	—	19	1	3	30	(3)	50	—	(11)	—	31	(105)	1	36	2
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	294	—	—	294
Issuance of Preferred LP Units (Note 10)	—	—	—	—	—	—	—	115	—	—	—	—	—	—	115
Redemption of Preferred LP Units (Note 10)	—	—	—	—	—	—	—	(236)	—	—	—	—	—	—	(236)
Disposals (Note 3)	14	—	(14)	—	—	—	—	—	—	—	—	(21)	—	—	(21)
Distributions or dividends declared	(179)	—	—	—	—	—	(179)	(23)	(13)	(14)	(110)	(808)	(50)	(126)	(1,323)
Distribution reinvestment plan	6	—	—	—	—	—	6	—	—	—	—	—	—	—	6
Other	—	—	5	1	(1)	—	5	—	(1)	—	4	—	—	5	13
Change in period	(212)	19	(8)	4	29	(3)	(171)	(121)	(12)	—	(108)	(458)	(2)	(123)	(995)
Balance, as at June 30, 2022	$(1,728)	$(823)	$6,486	$4	$(19)	$1	$3,921	$760	$601	$592	$2,454	$11,845	$57	$2,771	$23,001

Balance, as at December 31, 2020	$(988)	$(720)	$5,595	$(6)	$(39)	$3	$3,845	$1,028	$609	$—	$2,408	$11,100	$56	$2,721	21,767
Net income (loss)	(101)	—	—	—	—	—	(101)	29	13	3	(63)	206	39	(71)	55
Other comprehensive income (loss)	—	(25)	(55)	5	(7)	4	(78)	—	17	—	(49)	(345)	(1)	(55)	(511)
Issuance of perpetual subordinated notes	—	—	—	—	—	—	—	—	—	340	—	—	—	—	340
Capital contributions	1	—	—	—	—	—	1	—	—	—	—	1,045	—	—	1,046
Disposal	12	—	(12)	—	—	—	—	—	—	—	—	(214)	—	—	(214)
Distributions or dividends declared	(167)	—	—	—	—	—	(167)	(29)	(13)	(3)	(104)	(380)	(42)	(117)	(855)
Distribution reinvestment plan	4	—	—	—	—	—	4	—	—	—	—	—	—	—	4
Other	(61)	(1)	6	—	1	(2)	(57)	—	(2)	—	(33)	232	(2)	(39)	99
Change in period	(312)	(26)	(61)	5	(6)	2	(398)	—	15	340	(249)	544	(6)	(282)	(36)
Balance, as at June 30, 2021	$(1,300)	$(746)	$5,534	$(1)	$(45)	$5	$3,447	$1,028	$624	$340	$2,159	$11,644	$50	$2,439	$21,731
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended June 30		Six months ended June 30
(MILLIONS)	Notes	2022	2021	2022	2021
Operating activities
Net income		$122	$110	$155	$55
Adjustments for the following non-cash items:
Depreciation	7	389	379	790	747
Unrealized foreign exchange and financial instruments losses	4	50	58	100	31
Share of earnings from equity-accounted investments	13	(29)	(2)	(48)	(7)
Deferred income tax expense (recovery)	6	31	(20)	5	(53)
Other non-cash items		18	(134)	18	(120)
Dividends received from equity-accounted investments	13	18	20	37	47
		599	411	1,057	700
Changes in due to or from related parties		(21)	45	2	63
Net change in working capital balances		(140)	(456)	(318)	(412)
		438	—	741	351
Financing activities
Commercial paper, net	8	320	—	440	(3)
Proceeds from non-recourse borrowings	8,19	2,313	835	3,426	1,872
Repayment of non-recourse borrowings	8,19	(1,532)	(593)	(2,426)	(947)
Repayment of lease liabilities		(6)	(6)	(11)	(15)
Capital contributions from participating non-controlling interests – in operating subsidiaries	9	168	195	274	1,009
Capital repaid to participating non-controlling interests – in operating subsidiaries		—	(214)	—	(214)
Issuance of equity instruments and related costs	9,11	115	340	115	340
Redemption and repurchase of equity instruments	10	(203)	—	(252)	—
Distributions paid:
To participating non-controlling interests – in operating subsidiaries, preferred shareholders, preferred limited partners unitholders, and perpetual subordinate notes	9,10	(666)	(283)	(857)	(422)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	9,11	(228)	(213)	(458)	(429)
Borrowings from related party		136	345	1,076	755
Repayments to related party		(150)	(370)	(150)	(535)
		267	36	1,177	1,411
Investing activities
Acquisitions, net of cash and cash equivalents, in acquired entity	2	1	2	(779)	(1,426)
Investment in property, plant and equipment	7	(449)	(244)	(901)	(533)
Investment in equity-accounted investments		(54)	(9)	(74)	(53)
Proceeds from disposal of assets, net of cash and cash equivalents disposed	3	118	448	118	448
Purchases of financial assets	4	(166)	(44)	(166)	(44)
Proceeds from financial assets	4	4	1	63	47
Restricted cash and other		(50)	(28)	(100)	(78)
		(596)	126	(1,839)	(1,639)
Foreign exchange gain (loss) on cash		(19)	5	(20)	(6)
Cash and cash equivalents
(Decrease) Increase		90	167	59	117
Net change in cash classified within assets held for sale		(1)	5	—	(18)
Balance, beginning of period		734	358	764	431
Balance, end of period		$823	$530	$823	$530
Supplemental cash flow information:
Interest paid		$262	$220	$499	$425
Interest received		$5	$11	$11	$23
Income taxes paid		$32	$23	$44	$34
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities primarily in North America, Colombia, Brazil, Europe, India and China.
Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities, including Brookfield Renewable Corporation (“BEPC”). Unless the context indicates or requires otherwise, the term “the partnership” means Brookfield Renewable Partners L.P. and its controlled entities, excluding BEPC.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation held by public shareholders and Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011 as thereafter amended from time to time.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (”Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.
The BEPC exchangeable shares are traded under the symbol “BEPC” on the New York Stock Exchange and the Toronto Stock Exchange.
The LP units are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 5, Series 7, Series 13, Series 15, and Series 18 preferred limited partners’ equity are traded under the symbols “BEP.PR.E”, “BEP.PR.G”, “BEP.PR.I”, “BEP.PR.K”, “BEP.PR.M”, “BEP.PR.O”, and “BEP.PR.R”, respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock Exchange. The perpetual subordinated notes are traded under the symbol “BEPH” and “BEPI” on the New York Stock Exchange.

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2021 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2021 audited consolidated financial statements.
The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on August 5, 2022.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, £, R$, COP, PLN, INR, MYR and CNY are to United States (“U.S.”) dollars, Canadian dollars, Euros, British pound, Brazilian reais, Colombian pesos, Poland zloty, Indian rupees, Malaysian ringgit and Chinese yuan, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the combined statements of financial position.
(d) Recently adopted accounting standards
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022.
Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the recognition principle of IFRS 3. The adoption did not have a significant impact on Brookfield Renewable’s financial reporting.

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

(e) Future changes in accounting policies
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. Brookfield Renewable is currently assessing the impact of these amendments.
IFRS Interpretation Committee Agenda Decision - Demand Deposits with Restriction on Use Arising from a Contract with a Third Party (IAS 7 Statement of Cash Flow)
In April 2022, the IFRS Interpretation Committee (“IFRS IC”) concluded that restrictions on the use of a demand deposit arising from a contract with a third party do not result in the deposit no longer being cash, unless those restrictions change the nature of the deposit in a way that it would no longer meet the definition of cash in IAS 7 Statement of Cash Flow. In the fact pattern described in the request, the contractual restrictions on the use of the amounts held in the demand deposit did not change the nature of the deposit — the entity can access those amounts on demand. Therefore, the entity should include the demand deposit as a component of “cash and cash equivalents” in its statement of financial position and in its statement of cash flows. Brookfield Renewable is currently assessing the impact of this IFRS IC agenda decision.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
2. ACQUISITIONS
U.S. Solar Portfolio
On January 24, 2022, Brookfield Renewable, together with its institutional partners, completed the acquisition of a utility scale development business with a 20 GW portfolio of utility solar and energy storage development assets in the United States. The purchase price of this acquisition, including working capital and closing adjustments, was $702 million, plus $125 million of additional incentive payments to be paid contingent upon certain milestones being achieved. The total transaction costs of $2 million were expensed as incurred and have been classified under Other in the consolidated statement of income. Brookfield Renewable is expected to hold an approximately 20% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of the acquisition.
Europe Solar Portfolio
On February 2, 2022, Brookfield Renewable, together with institutional partners, completed the acquisition of a 1.7 GW portfolio of utility-scale solar development assets in Germany. The purchase price of this acquisition, including working capital and closing adjustments, was approximately €66 million ($73 million), plus €15 million ($17 million) of additional incentive payments to be paid contingent upon certain milestones being achieved. The total transaction costs of €2 million ($2 million) were expensed as incurred and have been classified under Other in the consolidated statement of income. Brookfield Renewable is expected to hold an approximately 20% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of the acquisition.
Chile Distributed Generation Portfolio
On March 17, 2022, Brookfield Renewable, together with institutional partners, completed the acquisition of 83% interest in a 437 MW distributed generation portfolio of high quality operating and development assets in Chile. The purchase price of this acquisition, including working capital and closing adjustments, was approximately $31 million, excluding non-controlling interest of $6 million. The total transaction costs of less than $1 million were expensed as incurred and have been classified under Other in the consolidated statement of income. Brookfield Renewable is expected to hold an approximately 20% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of the acquisition.

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

The preliminary purchase price allocations, at fair value, as at June 30, 2022, with respect to the acquisitions are as follows:

(MILLIONS)	Chile Distributed Generation Portfolio	Europe Solar Portfolio	U.S. Solar Portfolio	Total
Cash and cash equivalents	$2	$3	$22	$27
Restricted cash	—	—	6	6
Trade receivables and other current assets	2	30	48	80
Property, plant and equipment	21	1	691	713
Other non-current assets	1	—	89	90
Current liabilities	(1)	(5)	(32)	(38)
Financial instruments	—	—	(24)	(24)
Non-recourse borrowings	(6)	—	(47)	(53)
Deferred income tax liabilities	—	(7)	(61)	(68)
Other long-term liabilities	—	—	(43)	(43)
Non-controlling interests	$(6)	$—	$—	$(6)
Fair value of net assets acquired	19	22	649	690
Goodwill	18	68	178	264
Purchase price	$37	$90	$827	$954
Oregon Wind Portfolio
In the first quarter of 2021, Brookfield Renewable, together with institutional partners, completed the acquisition of 100% of a portfolio of three wind generation facilities of approximately 845 MW and development projects of approximately 400 MW (together, “Oregon Wind Portfolio”). During March 31, 2022, the purchase price allocation was finalized with no material changes from the purchase price allocation as at December 31, 2021 as disclosed in the 2021 Annual Report.
3. DISPOSAL OF ASSETS
In April 2022, Brookfield Renewable, together with institutional partners, completed the sale of its interest in a portfolio of 19 MW solar assets in Asia (“Malaysia Solar Portfolio”) for proceeds of approximately MYR 144 million ($33 million and $10 million net to Brookfield Renewable). This resulted in a loss on disposition of $9 million ($3 million net to Brookfield Renewable) recognized within Other in the consolidated statements of income. As a result of the disposition, Brookfield Renewable's post-tax portion of the accumulated revaluation surplus of $3 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
In June 2022, Brookfield Renewable, together with its institutional partners, completed the sale of its 100% interest in a 36 MW operating hydroelectric portfolio in Brazil ("Brazil Hydroelectric Portfolio") for proceeds of R$461 million (approximately $90 million and $23 million net to Brookfield Renewable). Brookfield Renewable holds an approximately 25% economic interest in each of the project entities within the Brazil Hydroelectric Portfolio and a 100% voting interest. As a result of the disposition, Brookfield Renewable's post-tax portion of the accumulated revaluation surplus of $30 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
Summarized financial information relating to the disposals are shown below:

(MILLIONS)	Malaysia Solar Portfolio	Brazil Hydroelectric Portfolio	Total
Proceeds, net of transaction costs	$33	$90	$123
Carrying value of net assets held for sale
Assets	55	90	145
Liabilities	(6)	—	(6)
Non-controlling interests	(7)	—	(7)
	42	90	132
Loss on disposal, net of transaction costs	$(9)	$—	$(9)

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

4. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
Brookfield Renewable`s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
There have been no other material changes in exposure to the risks Brookfield Renewable is exposed to since the December 31, 2021 audited consolidated financial statements.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

The following table presents Brookfield Renewable's assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	June 30, 2022				December 31, 2021
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$823	$—	$—	$823	$764
Restricted cash(1)	391	—	—	391	312
Financial instrument assets(1)
Energy derivative contracts	—	30	5	35	55
Interest rate swaps	—	212	—	212	40
Foreign exchange swaps	—	34	—	34	32
Investments in debt and equity securities	160	38	93	291	195
Property, plant and equipment	—	—	49,594	49,594	49,432
Liabilities measured at fair value:
Financial instrument liabilities(1)
Energy derivative contracts	—	(308)	(206)	(514)	(226)
Interest rate swaps	—	(100)	—	(100)	(228)
Foreign exchange swaps	—	(28)	—	(28)	(56)
Tax equity	—	—	(383)	(383)	(455)
Contingent consideration(1)(2)	—	—	(143)	(143)	(3)
Liabilities for which fair value is disclosed:
Corporate borrowings(1)	(1,917)	(440)	—	(2,357)	(2,334)
Non-recourse borrowing(1)	(2,106)	(18,185)	—	(20,291)	(20,435)
Total	$(2,649)	$(18,747)	$48,960	$27,564	$27,093
(1)Includes both the current amount and long-term amounts.
(2)Amount relates to business combinations completed in 2021 and 2022 with obligations lapsing from 2022 to 2027.
There were no transfers between levels during the six months ended June 30, 2022.
Financial instruments disclosures
The aggregate amount of Brookfield Renewable's net financial instrument positions are as follows:

	June 30, 2022			December 31, 2021
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$35	$514	$(479)	$(171)
Interest rate swaps	212	100	112	(188)
Foreign exchange swaps	34	28	6	(24)
Investments in debt and equity securities	291	—	291	195
Tax equity	—	383	(383)	(455)
Total	572	1,025	(453)	(643)
Less: current portion	86	440	(354)	(340)
Long-term portion	$486	$585	$(99)	$(303)
(a)   Energy derivative contracts
Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable's

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(b)   Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(c)   Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(d)   Tax equity
Brookfield Renewable owns and operates certain projects in the U.S. under tax equity structures to finance the construction of solar and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their tax equity interests are classified as financial instrument liabilities on the consolidated statements of financial position.
Gain or loss on the tax equity liabilities are recognized in the Foreign exchange and financial instruments (gain) loss in the consolidated statements of income (loss).
(e)   Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities consist of investments in securities which are recorded on the statement of financial position at fair value.
The following table reflects the gains (losses) included in Foreign exchange and financial instrument in the interim consolidated statements of income (loss) for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2022	2021	2022	2021
Energy derivative contracts	$(48)	$(63)	$(164)	$(104)
Interest rate swaps	15	(3)	65	50
Foreign exchange swaps	28	1	36	60
Tax equity	32	2	62	16
Foreign exchange (loss) gain	(33)	16	(42)	(21)
	$(6)	$(47)	$(43)	$1
For the three and six months ended June 30, 2022, the gains associated with debt and equity securities of less than $1 million and $3 million (2021: nil and nil) was recorded in Other income on the interim consolidated statements of income (loss).
For the three and six months ended June 30, 2022, the losses associated with debt and equity securities of $2 million and $5 million (2021: nil and nil) was recorded in Other on the interim consolidated statements of income (loss).

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

The following table reflects the gains (losses) included in other comprehensive income in the interim consolidated statements of comprehensive income (loss) for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2022	2021	2022	2021
Energy derivative contracts	$(77)	$(79)	$(226)	$(39)
Interest rate swaps	95	(2)	222	45
Foreign exchange swaps	9	(8)	(2)	(3)
	27	(89)	(6)	3
Foreign exchange swaps – net investment	97	(12)	52	16
Investments in debt and equity securities	(4)	3	(9)	5
	$120	$(98)	$37	$24
The following table reflects the reclassification adjustments recognized in net income (loss) in the interim consolidated statements of comprehensive income (loss) for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2022	2021	2022	2021
Energy derivative contracts	$35	$4	$88	$(51)
Interest rate swaps	1	9	4	12
	$36	$13	$92	$(39)
Foreign exchange swaps - net investment	—	(44)	—	(44)
Foreign currency translation	—	80	—	80
	$36	$49	$92	$(3)
5. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Brookfield Renewable’s operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) distributed energy & sustainability solutions (distributed generation, pumped storage, cogeneration, carbon capture and other), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results of our company.
The reporting to the CODM was revised during the quarter to incorporate the distributed energy & sustainable solutions business of Brookfield Renewable. The distributed energy & sustainable solutions business corresponds to a portfolio of multi-technology assets and investments that support the broader strategy of decarbonization of electricity grids around the world through distributed generation and offering of other sustainable services. The financial information of operating segments in the prior period has been restated to present the corresponding results of the distributed energy & sustainable solutions.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include Brookfield Renewable’s proportionate

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on Funds From Operations. Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended June 30, 2022:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$297	$45	$67	$85	$32	$7	$10	$112	$68	$—	$723	$(47)	$598	$1,274
Other income	—	2	—	—	7	—	1	19	3	19	51	(1)	(36)	14
Direct operating costs	(93)	(13)	(22)	(31)	(6)	(1)	(2)	(27)	(24)	(8)	(227)	18	(157)	(366)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	30	2	32
	204	34	45	54	33	6	9	104	47	11	547	—	407
Management service costs	—	—	—	—	—	—	—	—	—	(65)	(65)	—	—	(65)
Interest expense	(46)	(7)	(14)	(16)	(5)	(2)	(3)	(28)	(12)	(20)	(153)	4	(145)	(294)
Current income taxes	(3)	(3)	(5)	—	—	—	—	(2)	3	—	(10)	4	(25)	(31)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(12)	(12)	—	—	(12)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Perpetual subordinated notes	—	—	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(8)	(2)	(10)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(235)	(235)
Funds From Operations	155	24	26	38	28	4	6	74	38	(99)	294	—	—
Depreciation											(233)	10	(166)	(389)
Foreign exchange and financial instrument gain (loss)											(12)	—	6	(6)
Deferred income tax expense											(4)	(2)	(25)	(31)
Other											(44)	(15)	46	(13)
Share of earnings from equity-accounted investments											—	7	—	7
Net income attributable to non-controlling interests											—	—	139	139
Net income (loss) attributable to Unitholders(2)											$1	$—	$—	$1
(1)Share of earnings from equity-accounted investments of $29 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $96 million is comprised of amounts found on share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended June 30, 2021:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$203	$45	$51	$86	$29	$7	$9	$102	$65	$—	$597	$(38)	$460	$1,019
Other income	16	1	9	7	48	1	—	4	1	18	105	(3)	118	220
Direct operating costs	(81)	(13)	(18)	(14)	(10)	(2)	(3)	(25)	(18)	(8)	(192)	15	(130)	(307)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	26	11	37
	138	33	42	79	67	6	6	81	48	10	510	—	459
Management service costs	—	—	—	—	—	—	—	—	—	(72)	(72)	—	—	(72)
Interest expense	(39)	(4)	(7)	(23)	(5)	(2)	(2)	(27)	(11)	(22)	(142)	7	(111)	(246)
Current income taxes	(2)	2	(2)	(2)	1	—	—	(1)	—	—	(4)	1	(19)	(22)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(15)	(15)	—	—	(15)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Perpetual subordinated notes										(3)	(3)	—	—	(3)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(8)	(7)	(15)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(322)	(322)
Funds From Operations	97	31	33	54	63	4	4	53	37	(108)	268	—	—
Depreciation											(246)	13	(146)	(379)
Foreign exchange and financial instrument gain (loss)											(67)	—	20	(47)
Deferred income tax expense											24	2	(6)	20
Other											(42)	5	(41)	(78)
Share of loss from equity-accounted investments											—	(20)	—	(20)
Net loss attributable to non-controlling interests											—	—	173	173
Net income (loss) attributable to Unitholders(2)											$(63)	$—	$—	$(63)
(1)Share of earnings from equity-accounted investments of $2 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $149 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the six months ended June 30, 2022:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Distributed generation, storage & other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	533	93	140	171	83	13	19	193	127	—	1,372	(96)	1,134	2,410
Other income	2	20	—	—	11	—	1	55	16	24	129	(13)	(31)	85
Direct operating costs	(190)	(26)	(42)	(57)	(15)	(3)	(4)	(54)	(48)	(16)	(455)	39	(300)	(716)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	70	4	74
	345	87	98	114	79	10	16	194	95	8	1,046	—	807
Management service costs	—	—	—	—	—	—	—	—	—	(141)	(141)	—	—	(141)
Interest expense	(91)	(12)	(24)	(32)	(9)	(3)	(6)	(54)	(22)	(40)	(293)	10	(277)	(560)
Current income taxes	(5)	(6)	(13)	—	(1)	—	—	(2)	2	—	(25)	7	(55)	(73)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(23)	(23)	—	—	(23)
Preferred equity	—	—	—	—	—	—	—	—	—	(13)	(13)	—	—	(13)
Perpetual subordinated notes	—	—	—	—	—	—	—	—	—	(14)	(14)	—	—	(14)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(17)	(4)	(21)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(471)	(471)
Funds From Operations	249	69	61	82	69	7	10	138	75	(223)	537	—	—
Depreciation											(479)	19	(330)	(790)
Foreign exchange and financial instrument gain (loss)											(36)	1	(8)	(43)
Deferred income tax expense											26	(2)	(29)	(5)
Other											(125)	(13)	78	(60)
Share of loss from equity-accounted investments											—	(5)	—	(5)
Net loss attributable to non-controlling interests											—	—	289	289
Net income (loss) attributable to Unitholders(2)											(77)	—	—	(77)
(1)Share of earnings from equity-accounted investments of $48 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $182 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the six months ended June 30, 2021:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	422	97	106	208	72	14	16	179	121	—	1,235	(77)	881	2,039
Other income	24	9	9	8	90	1	—	10	1	27	179	(5)	73	247
Direct operating costs	(160)	(25)	(38)	(56)	(28)	(5)	(4)	(49)	(35)	(15)	(415)	36	(319)	(698)
Share of revenue, other income and direct operating costs from equity-accounted investments												46	21	67
	286	81	77	160	134	10	12	140	87	12	999	—	656	—
Management service costs	—	—	—	—	—	—	—	—	—	(153)	(153)	—	—	(153)
Interest expense	(78)	(11)	(13)	(42)	(11)	(4)	(4)	(56)	(21)	(41)	(281)	13	(215)	(479)
Current income taxes	(2)	—	(4)	(2)	—	—	—	(1)	(1)	—	(10)	1	(25)	(38)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(29)	(29)	—	—	(29)
Preferred equity	—	—	—	—	—	—	—	—	—	(13)	(13)	—	—	(13)
Perpetual subordinated notes										(3)	(3)	—	—	(3)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(14)	(11)	(25)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(405)	(405)
Funds From Operations	206	70	60	116	123	6	8	83	65	(227)	510	—	—
Depreciation											(483)	26	(290)	(747)
Foreign exchange and financial instrument gain (loss)											(67)	—	68	1
Deferred income tax expense											59	2	(8)	53
Other											(215)	7	31	(177)
Share of loss from equity-accounted investments											—	(35)	—	(35)
Net loss attributable to non-controlling interests											—	—	199	199
Net income (loss) attributable to Unitholders(2)											(196)	—	—	(196)
(1)Share of earnings from equity-accounted investments of $7 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests– in operating subsidiaries of $206 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

The following table provides information on each segment's statement of financial position in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of financial position by aggregating the components comprising from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials
	Hydroelectric			Wind				Solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
As at June 30, 2022
Cash and cash equivalents	$58	$28	$13	$39	$106	$1	$13	$111	$54	$14	$437	$(47)	$433	$823
Property, plant and equipment	14,994	1,746	1,959	3,250	633	279	274	3,368	2,185	—	28,688	(1,148)	22,054	49,594
Total assets	16,618	1,931	2,195	3,631	842	314	355	3,861	2,485	148	32,380	(584)	25,234	57,030
Total borrowings	4,058	270	625	1,602	407	88	193	2,601	1,098	2,556	13,498	(354)	10,271	23,415
Other liabilities	4,749	93	636	800	229	9	35	662	189	315	7,717	(221)	3,118	10,614
For the six months ended June 30, 2022:
Additions to property, plant and equipment	55	24	2	27	8	9	1	101	34	1	262	(20)	690	932
As at December 31, 2021
Cash and cash equivalents	$41	$4	$16	$30	$46	$5	$6	$104	$43	$245	$540	$(28)	$252	$764
Property, plant and equipment	15,188	1,680	2,032	3,286	676	277	266	3,355	2,183	—	28,943	(1,111)	21,600	49,432
Total assets	16,456	1,833	2,277	3,665	842	292	342	3,746	2,366	292	32,111	(518)	24,274	55,867
Total borrowings	4,126	261	526	1,628	474	74	195	2,736	996	2,156	13,172	(351)	8,708	21,529
Other liabilities	4,499	91	644	771	218	8	52	435	227	303	7,248	(167)	3,261	10,342
For the six months ended June 30, 2021:
Additions to property, plant and equipment	57	28	30	44	21	5	—	47	9	2	243	(3)	312	552

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

Geographical Information
The following table presents consolidated revenue split by reportable segment for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2022	2021	2022	2021
Hydroelectric
North America	$371	$237	$656	$508
Brazil	46	46	93	102
Colombia	274	213	579	440
	691	496	1,328	1,050
Wind
North America	175	184	339	362
Europe	47	41	124	109
Brazil	21	18	38	35
Asia	44	31	82	60
	287	274	583	566
Solar	207	159	349	282
Distributed energy & sustainable solutions	89	90	150	141
Total	$1,274	$1,019	$2,410	$2,039
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geography region:

(MILLIONS)	June 30, 2022	December 31, 2021
United States	$25,456	$24,596
Colombia	8,171	8,497
Canada	7,413	7,651
Brazil	4,247	3,860
Europe	3,905	4,440
Asia	1,548	1,495
Other	18	—
	$50,758	$50,539
6. INCOME TAXES
Brookfield Renewable's effective income tax rate was 33% for the six months ended June 30, 2022 (2021: (38)%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests' income or loss not subject to tax.

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

7. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydroelectric	Wind	Solar	Other(1)	Total
Property, plant and equipment, at fair value
As at December 31, 2021		$31,513	$9,115	$7,389	$188	$48,205
Additions, net		6	(101)	—	—	(95)
Transfer from construction work-in-progress		95	284	218	1	598
Acquisitions through business combinations	2	—	—	21	—	21
Disposals	3	(97)	—	—	—	(97)
Items recognized through OCI:
Change in fair value		(2)	—	—	—	(2)
Foreign exchange		(288)	(123)	(217)	6	(622)
Items recognized through net income:
Depreciation		(311)	(284)	(179)	(16)	(790)
As at June 30, 2022		$30,916	$8,891	$7,232	$179	$47,218

Construction work-in-progress
As at December 31, 2021		278	295	649	5	1,227
Additions, net		84	441	498	4	1,027
Transfer to property, plant and equipment		(95)	(284)	(218)	(1)	(598)
Acquisitions through business combinations	2	—	—	692	—	692
Items recognized through OCI:
Change in fair value		—	19	—	—	19
Foreign exchange		8	(6)	7	—	9
As at June 30, 2022		$275	$465	$1,628	$8	$2,376
Total property, plant and equipment, at fair value
As at December 31, 2021(2)		$31,791	$9,410	$8,038	$193	$49,432
As at June 30, 2022(2)		$31,191	$9,356	$8,860	$187	$49,594
(1)Includes biomass and cogeneration.
(2)Includes right-of-use assets not subject to revaluation of $65 million (2021: $69 million) in hydroelectric, $170 million (2021: $174 million) in wind, $174 million (2021: $186 million) in solar, and $2 million (2021: $2 million) in other.

In the first quarter of 2022, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 248 MW development wind portfolio in Brazil. The investment is accounted for as asset acquisition as it does not constitute a business combination under IFRS 3, with $11 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 25% economic interest.
In the first quarter of 2022, Brookfield Renewable, together with its institutional partners, completed the acquisition of an operating wind asset in China for a total capacity of 10 MW. The investment is accounted for as asset acquisition as it does not constitute business combinations under IFRS 3, with $17 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 25% economic interest.

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

8. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings is presented in the following table:

	June 30, 2022				December 31, 2021
	Weighted-average				Weighted- average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	N/A	4	$—	$—	N/A	5	$—	$—
Commercial paper	2.2	<1	440	440	N/A	N/A	—	—
Medium Term Notes:
Series 4 (C$150)	5.8	14	116	122	5.8	15	118	154
Series 9 (C$400)	3.8	3	311	305	3.8	3	317	334
Series 10 (C$500)	3.6	5	388	373	3.6	5	396	421
Series 11 (C$475)	4.3	7	369	357	4.3	7	376	419
Series 12 (C$475)	3.4	8	369	333	3.4	8	376	399
Series 13 (C$300)	4.3	27	233	196	4.3	28	237	275
Series 14 (C$425)	3.3	28	330	231	3.3	29	336	332
	3.9	12	2,116	1,917	3.9	13	2,156	2,334
Total corporate borrowings			2,556	$2,357			2,156	$2,334
Add: Unamortized premiums(1)			3				3
Less: Unamortized financing fees(1)			(9)				(10)
Less: Current portion			(440)				—
			$2,110				$2,149
(1)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
Credit facilities
Brookfield Renewable had $440 million commercial paper outstanding as at June 30, 2022 (2021: nil).
In the first quarter of 2022, Brookfield Renewable increased the capacity of its commercial paper program from $500 million to $1 billion.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 18 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.
The following table summarizes the available portion of corporate credit facilities:

(MILLIONS)	June 30, 2022	December 31, 2021
Authorized corporate credit facilities and related party credit facilities(1)	$2,375	$2,375
Draws on corporate credit facilities(1)(2)	(1)	(24)
Authorized letter of credit facility	400	400
Issued letters of credit	(337)	(289)
Available portion of corporate credit facilities	$2,437	$2,462
(1)Amounts are guaranteed by Brookfield Renewable.
(2)Relates to letter of credit issued on Brookfield Renewable's corporate credit facilities of $1,975 million
Medium term notes
Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 20 – Subsidiary public issuers). Finco may redeem some or all of the borrowings from time to time,

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate (“EURIBOR”) and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, Interbank Deposit Certificate rate (“CDI”), or The Extended National Consumer Price Index (“IPCA”) plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (“IPC”) , Colombia inflation rate, plus a margin. Non-Recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (“MCLR”) . Non-recourse borrowings in China consist of floating interest rates of People's Bank of China (“PBOC”) .
Effective January 1, 2022, Sterling Overnight Index Average (“SONIA”) replaced £ LIBOR, and Euro Short-term Rate (“€STR”) replaced € LIBOR. It is also currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR prior to June 30, 2023.
As at June 30, 2022, Brookfield Renewable’s floating rate borrowings have not been materially impacted by SONIA and €STR reforms. Brookfield Renewable has a transition plan for the replacement of US$ LIBOR with the Secured Overnight Financing Rate (“SOFR”) benchmark on June 30, 2023. This plan involves certain amendments to the contractual terms of US$ LIBOR referenced floating rate borrowings, interest rate swaps, interest rate caps and updates to hedge designations. These are not expected to have a material impact.
The composition of non-recourse borrowings is presented in the following table:

	June 30, 2022				December 31, 2021
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)(4)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)(2)
Hydroelectric	5.8	11	$9,131	$8,681	4.9	11	$8,541	$9,008
Wind	4.8	8	4,826	4,706	4.4	8	4,767	5,059
Solar	4.7	12	5,063	5,125	4.1	13	4,303	4,561
Distributed energy & sustainable solutions	4.3	9	1,850	1,779	3.2	8	1,741	1,807
Total	5.2	10	$20,870	$20,291	4.5	10	$19,352	$20,435
Add: Unamortized premiums(3)			136				160
Less: Unamortized financing fees(3)			(141)				(132)
Less: Current portion			(2,279)				(1,818)
			$18,586				$17,562
(1)Includes $742 million (2021: $30 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $95 million (2021: $51 million) outstanding to an associate of Brookfield. Refer to Note 19 - Related party transactions for more details.
(3)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
(4)Excluding credit facilities, total weighted-average term is 11 years.

In the first quarter of 2022, Brookfield Renewable completed a financing of COP 200 billion ($53 million) in Colombia. The loan bears a fixed interest of 8.66% and matures in 2032.
In the first quarter of 2022, Brookfield Renewable completed a financing of COP 356 billion ($95 million) in Colombia. The bond issued in two tranches bears variable interest at IPC plus an average margin of 4.39% maturing in 2029 and 2037.

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

In the first quarter of 2022, Brookfield Renewable completed a financing of COP 200 billion ($53 million) in Colombia. The loan bears variable interest at IBR plus 3.25% maturing in 2032.
In the first quarter of 2022, Brookfield Renewable completed a financing of R$150 million ($29 million) associated with a solar development project in Brazil. The loan bears a variable interest at IPCA plus 5.04% and matures February 2045.
In the first quarter of 2022, Brookfield Renewable completed a financing of CNY 835 million ($132 million) related to a wind portfolio in China. The debt, drawn in two tranches, bears a fixed interest rate of 4.9% and matures in 2037.
In the first quarter of 2022, Brookfield Renewable increased its revolving credit facility associated with the distributed generation portfolio in the United States by $50 million to a total of $150 million and agreed to amend its maturity to March 2025.
In the first quarter of 2022, Brookfield Renewable completed a refinancing totaling $170 million associated with a hydroelectric portfolio in the United States. The debt drawn in two tranches bears an average fixed interest of 3.62% and matures in 2032.
In the first quarter of 2022, Brookfield Renewable completed a refinancing totaling $35 million associated with a hydroelectric portfolio in the United States. A portion of the debt bears a fixed rate of 4.98% and the remaining portion bears interest at SOFR plus 3.25% maturing in 2026.
In the second quarter of 2022, Brookfield Renewable completed a financing of R$300 million ($63 million) associated with a solar development project in Brazil. The loan bears a variable interest at IPCA plus 5.39% and matures 2045.
In the second quarter of 2022, Brookfield Renewable completed a financing of R$500 million ($96 million) associated with a wind development project in Brazil. The loan bears a variable interest at CDI plus 1.58% and matures 2024.
In the second quarter of 2022, Brookfield Renewable completed a refinancing totaling €66 million ($70 million) associated with a solar asset in Spain. The loan bears a fixed interest of 3.36% and matures 2039.
In the second quarter of 2022, Brookfield Renewable increased its revolving credit facility capacity associated with the United States business by $250 million to a total of $750 million.
In the second quarter of 2022, Brookfield Renewable completed a financing totaling $250 million associated with a solar utility portfolio in the United States. The debt bears variable interest at SOFR plus 4% and matures in 2025.
In the second quarter of 2022, Brookfield Renewable completed a refinancing totaling $500 million associated with the United States business. The loan bears a variable interest at SOFR plus 2.85% and matures in 2029.
In the second quarter of 2022, Brookfield Renewable completed a financing totaling $402 million associated with the distributed generation portfolio in the United States. The debt drawn in two tranches bears an average fixed interest of 5.23% and matures in 2029.
In the second quarter of 2022, Brookfield Renewable completed a financing of CNY 290 million ($43 million) related to a wind asset in China. The debt bears a fixed interest rate of 4.6% and matures in 2039.
In the second quarter of 2022, Brookfield Renewable completed a financing of COP 400 billion ($97 million) in Colombia. The loan bears variable interest at IBR plus 3.25% maturing in 2032.
In the second quarter of 2022, Brookfield Renewable completed a financing of COP 100 billion ($24 million) in Colombia. The loan bears variable interest at IBR plus 3.9% maturing in 2030.
In the second quarter of 2022, Brookfield Renewable completed a financing of COP 50 billion ($12 million) in Colombia. The loan bears variable interest at IBR plus 3.9% maturing in 2030.
In the second quarter of 2022, Brookfield Renewable completed a financing of COP 100 billion ($24 million) in Colombia. The loan bears variable interest at IBR plus 4.70% maturing in 2034.
In the second quarter of 2022, Brookfield Renewable completed a financing of COP 219 billion ($53 million) in Colombia. The loan bears variable interest at IBR plus 2.45% maturing in 2027.
In the second quarter of 2022, Brookfield Renewable completed a financing of COP 594 billion ($144 million) in Colombia. The loan bears variable interest at IBR plus 2.98% maturing in 2029.
In the second quarter of 2022, Brookfield Renewable completed a refinancing of COP 237 billion ($57 million) in Colombia. The loan bears variable interest at IBR plus 2.45% maturing in 2030.

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

9. NON-CONTROLLING INTERESTS
Brookfield Renewable`s non-controlling interests are comprised of the following:

(MILLIONS)	June 30, 2022	December 31, 2021
Participating non-controlling interests – in operating subsidiaries	$11,845	$12,303
General partnership interest in a holding subsidiary held by Brookfield	57	59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,771	2,894
BEPC exchangeable shares	2,454	2,562
Preferred equity	601	613
Perpetual subordinated notes	592	592
	$18,320	$19,023

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Brookfield Global Transition Fund	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional investors	Isagen public non-controlling interests	Other	Total
As at December 31, 2021	$685	$2,253	$3,618	$1,410	$—	$974	$132	$2,442	$13	$776	$12,303
Net income (loss)	—	(34)	74	12	(12)	11	12	106	1	12	182
Other comprehensive income (loss)	(7)	6	27	6	(4)	(15)	—	(66)	—	(52)	(105)
Capital contributions	—	4	—	193	85	—	—	—	—	12	294
Disposal	—	—	(21)	—	—	—	—	—	—	—	(21)
Distributions	(21)	(42)	(283)	—	—	(18)	(5)	(424)	(1)	(14)	(808)
Other	1	1	(3)	2	9	4	(1)	(4)	(1)	(8)	—
As at June 30, 2022	$658	$2,188	$3,412	$1,623	$78	$956	$138	$2,054	$12	$726	$11,845
Interests held by third parties	75% - 78%	43% - 60%	23% - 71%	75%	80%	50%	25%	53%	0.3%	0.3% - 50%

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

General partnership interest in a holding subsidiary held by Brookfield,Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield and BEPC Class A exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. As at June 30, 2022, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $23 million and $47 million were declared during the three and six months ended June 30, 2022, respectively (2021: $20 million and $40 million, respectively).
Consolidated equity includes Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest. The Redeemable/Exchangeable partnership units and the GP interest are held 100% by Brookfield and the BEPC exchangeable shares are held 26% by Brookfield with the remainder held by public shareholders. The Redeemable/Exchangeable partnership units and BEPC exchangeable shares provide the holder, at its discretion, with the right to redeem these units or shares, respectively, for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP units of Brookfield Renewable on a one-for-one basis, the Redeemable/Exchangeable partnership units and BEPC exchangeable shares are classified as equity in accordance with IAS 32, Financial Instruments: Presentation.
The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Renewable. During the three and six months ended June 30, 2022, exchangeable shareholders of BEPC exchanged 4,743 and 8,084 BEPC exchangeable shares (2021: 6,033 and 9,642 shares during the same periods) for an equivalent number of LP units amounting to less than $1 million LP units (2021: less than $1 million). No Redeemable/Exchangeable partnership units have been redeemed.
The Redeemable/Exchangeable partnership units issued by BRELP and the BEPC exchangeable shares issued by BEPC have the same economic attributes in all respects to the LP units issued by Brookfield Renewable, except for the redemption rights described above. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest, excluding incentive distributions, participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units of Brookfield Renewable.
As at June 30, 2022, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and units of GP interest outstanding were 194,487,939 units (December 31, 2021: 194,487,939 units), 172,222,322 shares (December 31, 2021: 172,203,342 shares), and 3,977,260 units (December 31, 2021: 3,977,260 units), respectively.
In December 2021, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and entered into a normal course issuer bid for its outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 13,750,520 LP units and 8,610,184 BEPC exchangeable shares, representing 5% of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 15, 2022, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units or BEPC exchangeable shares repurchased during the three and six months ended June 30, 2022 and 2021 .

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

Distributions
The composition of the distributions for the three and six months ended June 30 is presented in the following table:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2022	2021	2022	2021
General partnership interest in a holding subsidiary held by Brookfield	$2	$1	$3	$2
Incentive distribution	23	20	47	40
	25	21	50	42
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	63	58	126	117
BEPC exchangeable shares held by
Brookfield	15	14	30	26
External shareholders	40	38	80	78
Total BEPC exchangeable shares	55	52	110	104
	$143	$131	$286	$263
Preferred equity
Brookfield Renewable's preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as follows:

(MILLIONS EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the six months ended June 30		Carrying value as at

				2022	2021	June 30, 2022	December 31, 2021
Series 1 (C$136)	6.85	3.1	April 2025	$2	$2	$132	$135
Series 2 (C$113)(1)	3.11	3.4	April 2025	2	2	61	62
Series 3 (C$249)	9.96	4.4	July 2024	4	4	192	197
Series 5 (C$103)	4.11	5.0	April 2018	2	2	80	81
Series 6 (C$175)	7.00	5.0	July 2018	3	3	136	138
	31.03			$13	$13	$601	$613
(1)Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
Distributions paid during the three and six months ended June 30, 2022, totaled $6 million and $13 million, respectively (2021: $6 million and $13 million, respectively).
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2022, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
Perpetual subordinated notes
In April 2021 and December 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million and $260 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625% and 4.875%, respectively.
The interest expense on the perpetual subordinated notes during the three and six months ended June 30, 2022 of $7 million and $14 million, respectively (2021: $3 million and $3 million, respectively) are presented as distributions in the consolidated statements of changes in equity. The carrying value of the perpetual subordinated notes, net of transaction cost, is $592 million (2021: $592 million) as at June 30, 2022.
Distributions paid during the three and six months ended June 30, 2022, totaled $9 million and $13 million, respectively (2021: nil and nil, respectively).

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

10. PREFERRED LIMITED PARTNERS' EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the six months ended June 30		Carrying value as at
				2022	2021	June 30, 2022	December 31, 2021
Series 5 (C$72)	—	5.59	April 2018	$—	$2	$—	$49
Series 7 (C$175)	7.00	5.50	January 2026	4	4	128	128
Series 9 (C$200)(1)	—	5.75	July 2021	—	5	—	—
Series 11 (C$250)	—	5.00	April 2022	3	5	—	187
Series 13 (C$250)	10.00	5.00	April 2023	5	5	196	196
Series 15 (C$175)	7.00	5.75	April 2024	4	4	126	126
Series 17 ($200)	8.00	5.25	March 2025	5	4	195	195
Series 18 (C$150)	6.00	5.50	April 2027	2	—	115	—
	38.00			$23	$29	$760	$881
(1)In the third quarter of 2021, Brookfield Renewable redeemed all of the outstanding units of Series 9 Preferred Limited Partnership units.
In the first quarter of 2022, Brookfield Renewable redeemed all of the outstanding units of Series 5 Preferred Limited Partnership units for C$72 million or C$25.25 per Preferred Limited Partnership Unit.
In the second quarter of 2022, Brookfield Renewable issued 6,000,000 Series 18 Preferred Units at a price of C$25 per unit for gross proceeds of C$150 million. The holders of the Series 18 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.5%.
In the second quarter of 2022, Brookfield Renewable redeemed all of the outstanding units of Series 11 Preferred Units for C$250 million or C$25 per Unit.
Distributions paid during the three and six months ended June 30, 2022, totaled $12 million and $23 million, respectively (2021: $15 million and $29 million, respectively).
11. LIMITED PARTNERS' EQUITY
Limited partners’ equity
As at June 30, 2022, 275,239,541 LP units were outstanding (December 31, 2021: 275,084,265 LP units) including 68,749,416 LP units (December 31, 2021: 68,749,416 LP units) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.
During the three and six months ended June 30, 2022, 78,327 and 147,192 LP units, respectively (2021: 51,857 and 93,667 LP units, respectively) were issued under the distribution reinvestment plan at a total cost of $3 million and $6 million, respectively (2021: $2 million and $4 million, respectively).
During the three and six months ended June 30, 2022, exchangeable shareholders of BEPC exchanged 4,743 and 8,084 exchangeable shares, respectively (2021: 6,033 and 9,642 exchangeable shares, respectively) for an equivalent number of LP units amounting to less than $1 million LP units (2021: less than $1 million).
As at June 30, 2022, Brookfield Asset Management’s direct and indirect interest of 308,051,190 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares represents approximately 48% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 52% is held by public investors.
On an unexchanged basis, Brookfield holds a 25% direct limited partnership interest in Brookfield Renewable, a 41% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units, a 1% direct GP interest in BRELP and a 26% direct interest in the exchangeable shares of BEPC as at June 30, 2022.
In December 2021, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units. Brookfield Renewable is authorized to repurchase up to 13,750,520 LP units, representing 5% of its issued and outstanding LP units. The bid will expire on December 15, 2022, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units repurchased during the three and six months ended June 30, 2022.

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

Distributions
The composition of distributions for the three and six months ended June 30 are presented in the following table:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2022	2021	2022	2021
Brookfield	$22	$21	$45	$42
External LP unitholders	66	62	134	125
	$88	$83	$179	$167
In February 2022, Unitholder distributions were increased to $1.28 per LP unit on an annualized basis, an increase of 5% per LP unit, which took effect with the distribution paid in March 2022.
Distributions paid during the three and six months ended June 30, 2022 totaled $85 million and $174 million (2021: $82 million and $166 million).
12. GOODWILL
The following table provides a reconciliation of goodwill:

(MILLIONS)	Notes	Total
Balance, as at December 31, 2021		966
Acquired through acquisition	2	264
Foreign exchange		(45)
Balance, as at June 30, 2022		$1,185
13. EQUITY-ACCOUNTED INVESTMENTS
The following are Brookfield Renewable’s equity-accounted investments for the six months ended June 30, 2022:

(MILLIONS)	June 30, 2022
Balance, beginning of year	$1,107
Investment	74
Share of net income	48
Share of other comprehensive income	—
Dividends received	(37)
Foreign exchange translation and other	(28)
Balance as at June 30, 2022	$1,164
Brookfield Renewable, together with institutional partners, have committed to invest $500 million, of which $270 million was deployed, through preferred shares, warrants and a 20% stake in common equity into a leading private owner and operator of long-term, U.S. denominated, contracted power and utility assets across the Americas with 1.2 GW of installed capacity and approximately 1.3 GW development pipeline. Brookfield Renewable holds a 20% interest in this investment.
14. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents are as follows:

(MILLIONS)	June 30, 2022	December 31, 2021
Cash	$820	$759
Short-term deposits	3	5
	$823	$764

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

15. RESTRICTED CASH
Brookfield Renewable’s restricted cash is as follows:

(MILLIONS)	June 30, 2022	December 31, 2021
Operations	$141	$167
Credit obligations	103	95
Capital expenditures and development projects	147	50
Total	391	312
Less: non-current	(68)	(51)
Current	$323	$261
16. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable's trade receivables and other current assets are as follows:

(MILLIONS)	June 30, 2022	December 31, 2021
Trade receivables	$607	$629
Collateral deposits(1)	733	434
Short-term deposits and advances(2)	110	27
Prepaids and other	97	354
Inventory	76	31
Income tax receivable	19	39
Current portion of contract asset	61	57
Sales taxes receivable	54	36
Other short-term receivables	106	76
	$1,863	$1,683
(1)Collateral deposits are related to energy derivative contracts that Brookfield Renewable enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of Brookfield Renewable's risk management strategy.
(2)Balance includes deposits and advances related to the build-out of development assets and the sourcing of supplies.
Brookfield Renewable primarily receives monthly payments for invoiced power purchase agreement revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.
17. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable's accounts payable and accrued liabilities are as follows:

(MILLIONS)	June 30, 2022	December 31, 2021
Operating accrued liabilities	$297	$312
Accounts payable	170	208
Interest payable on borrowings	129	116
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable , perpetual subordinate notes distributions and exchange shares dividends(1)	53	54
Current portion of lease liabilities	27	30
Other	96	59
	$772	$779
(1)Includes amounts payable only to external LP unitholders and BEPC exchangeable shareholders. Amounts payable to Brookfield are included in due to related parties.

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

18. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
In the normal course of business, Brookfield Renewable will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at June 30, 2022, Brookfield Renewable had $987 million (2021: $699 million) of capital expenditure commitments of which $692 million is payable in 2022, $266 million is payable in 2023, $27 million is payable in 2024 to 2027, and $2 million thereafter.
Brookfield Renewable, together with institutional partners, entered into a commitment to invest COP 153 billion ($37 million) to acquire a 38 MW portfolio of solar development projects in Colombia. The transaction is expected to close in the second half of 2022, subject to customary closing conditions, with Brookfield Renewable expected to hold a 24% interest.
Brookfield Renewable, together with institutional partners, agreed to acquire a high-quality approximately 600 MW late-stage greenfield solar development project in Brazil, for a total investment of approximately $186 million (approximately $47 million net to Brookfield Renewable). The transaction is expected to close in second half of 2022, subject to customary closing conditions, with Brookfield Renewable holding a 25% interest.
Brookfield Renewable, together with institutional partners, agreed to acquire a portfolio of solar development projects in the United States for a total installed capacity of approximately 473 MW, for a total investment of $135 million (approximately $35 million to Brookfield Renewable). The first of three projects is expected to close in 2022 and remain subject to customary closing conditions, with Brookfield Renewable expected to hold a 20% interest.
Brookfield Renewable, together with institutional partners, agreed to acquire a 350 MW of high quality, contracted wind portfolio in China, for a total investment of $159 million (approximately $32 million to Brookfield Renewable). The transaction is expected to close in second half of 2022, subject to customary closing conditions, with Brookfield Renewable expected to hold a 20% interest.
Brookfield Renewable, together with institutional partners, agreed to acquire a 169 MW of wind assets under development in China, for a total investment of approximately $80 million (approximately $16 million to Brookfield Renewable). The transaction is expected to close in second half of 2022, subject to customary closing conditions, with Brookfield Renewable expected to hold a 20% interest.
An integral part of Brookfield Renewable’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Contingencies
Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 8 – Borrowings.

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV and Brookfield Global Transition Fund. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by Brookfield Renewable along with institutional investors and its subsidiaries were as at the following dates:

(MILLIONS)	June 30, 2022	December 31, 2021
Brookfield Renewable along with institutional investors	$96	$98
Brookfield Renewable's subsidiaries	988	950
	$1,084	$1,048
Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.
19. RELATED PARTY TRANSACTIONS
Brookfield Renewable’s related party transactions are recorded at the exchange amount. Brookfield Renewable`s related party transactions are primarily with Brookfield Asset Management.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2022 and the draws bear interest at LIBOR plus 1.8%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at June 30, 2022 (December 31, 2021: nil). The interest expense on the Brookfield Asset Management revolving credit facility and deposit for the three and six months ended June 30, 2022 totaled less than $1 million (2021: nil and $1 million, respectively).
From time to time, Brookfield Asset Management Reinsurance Partners L.P. (“Brookfield Reinsurance”), an associate of Brookfield Renewable, may take part in financings of Brookfield Renewable, alongside other market participants. Such financings are non-recourse to Brookfield Renewable and are recorded within Non-recourse borrowings on the consolidated statements of financial position. As at June 30, 2022, $95 million of non-recourse borrowings is due to Brookfield Reinsurance (2021: $51 million).
Brookfield Reinsurance may also participate in equity offerings of Brookfield Renewable, alongside other market participants. Such subscriptions are recorded within equity on the consolidated statements of financial position. As at June 30, 2022, Brookfield Reinsurance has subscribed to $15 million of Brookfield Renewable’s Preferred LP Unit offering (2021: nil).

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

The following table reflects the related party agreements and transactions for the three and six months ended June 30 in the interim consolidated statements of income (loss):

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2022	2021	2022	2021
Revenues
Power purchase and revenue agreements	$9	$22	$22	$83
Direct operating costs
Energy purchases	$—	$(2)	$—	$(4)
Energy marketing fee & other services	(1)	(1)	(4)	(3)
Insurance services(1)	—	(6)	—	(13)
	$(1)	$(9)	$(4)	$(20)
Interest expense
Borrowings	$—	$—	$—	$(1)
Contract balance accretion	(6)	(4)	$(12)	$(9)
	$(6)	$(4)	$(12)	$(10)
Other related party services	$(1)	$(1)	$(2)	$(2)
Management service costs	$(65)	$(72)	$(141)	$(153)
(1) Prior to November 2021, insurance services were paid to external insurance service providers through subsidiaries of Brookfield Asset Management. The fees paid to the subsidiaries of Brookfield Asset Management in 2022 were nil. As of November 2021, Brookfield, through a regulated subsidiary, began providing reinsurance coverage to third-party commercial insurers for the benefits of certain Brookfield Renewable entities in North America. The premiums and claims paid are not included in the table above.

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

20. SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at June 30, 2022
Current assets	$57	$412	$2,152	$1,039	$3,139	$(3,643)	$3,156
Long-term assets	4,683	253	4	32,131	53,800	(36,997)	53,874
Current liabilities	54	7	37	7,844	3,612	(7,227)	4,327
Long-term liabilities	—	—	2,110	—	27,592	—	29,702
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	11,845	—	11,845
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,771	—	—	2,771
BEPC exchangeable shares	—	—	—	—	2,454	—	2,454
Preferred equity	—	601	—	—	—	—	601
Perpetual subordinated notes	—	—	—	592	—	—	592
Preferred limited partners' equity	761	—	—	765	—	(766)	760
As at December 31, 2021
Current assets	$50	$419	$2,182	$1,155	$2,619	$(3,564)	$2,861
Long-term assets	4,979	258	3	32,973	52,921	(38,128)	53,006
Current liabilities	46	7	28	7,720	2,943	(7,522)	3,222
Long-term liabilities	—	—	2,149	—	26,500	—	28,649
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	12,303	—	12,303
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,894	—	—	2,894
BEPC exchangeable shares	—	—	—	—	2,562	—	2,562
Preferred equity	—	613	—	—	—	—	613
Perpetual subordinated notes	—	—	—	592	—	—	592
Preferred limited partners' equity	881	—	—	891	—	(891)	881
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., collectively the "Subsidiary Credit Supporters".
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
Three months ended June 30, 2022
Revenues	$—	$—	$—	$—	$1,274	$—	$1,274
Net income (loss)	3	—	—	(124)	188	55	122
Three months ended June 30, 2021
Revenues	$—	$—	$—	$—	$1,019	$—	$1,019
Net income (loss)	(20)	—	(4)	(262)	331	65	110
Six months ended June 30, 2022
Revenues	$—	$—	$—	$—	$2,410	$—	$2,410
Net income (loss)	(30)	—	(3)	(407)	363	232	155
Six months ended June 30, 2021
Revenues	$—	$—	$—	$—	$2,039	$—	$2,039
Net income (loss)	(72)	—	(5)	(574)	467	239	55
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., collectively the "Subsidiary Credit Supporters".
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 8 – Borrowings for additional details regarding the medium-term borrowings issued by Finco. See Note 9 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
21. SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to invest into a leading integrated distributed generation developer in the U.S. with a proven track record of developing and operating projects, for $700 million ($140 million net to Brookfield Renewable), representing our equity purchase price and additional equity deployment to fund future growth. The business has 500 MW of contracted operating and under construction assets, and an 1.8 GW of development pipeline in the United States.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, formed a joint venture with California Resources Corporation (“CRC”) to establish a Carbon Management Business that will develop carbon capture and storage in California. For five years post-close of the transaction, Brookfield Renewable, together with its institutional partners, has a right of first look to acquire, through its interest in JV, carbon capture and storage projects originated by CRC for up to 5 million metric tonnes per annum of contracted throughput. This includes an initial investment of approximately $137 million along with an opportunity for Brookfield Renewable, together with its institutional partners, to invest up to an additional $363 million to fund the development of identified carbon capture and storage projects in California. Beyond the initial $500 million investment, if the JV develops the full pipeline of 5 million metric tonnes per annum of capture, transport, and storage infrastructure, Brookfield Renewable, together with its institutional partners, would have an opportunity to invest up to an additional $1 billion for a total potential investment of $1.5 billion.

Brookfield Renewable Partners L.P.	Q2 2022 Interim Consolidated Financial Statements and Notes	June 30, 2022

GENERAL INFORMATION
Corporate Office
73 Front Street
Fifth Floor
Hamilton, HM12
Bermuda
Tel:  (441) 294-3304
Fax: (441) 516-1988
https://bep.brookfield.com
Officers of Brookfield Renewable Partners L.P.'s Service Provider,
BRP Energy Group L.P.
Connor Teskey
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
9th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of the General Partner of
Brookfield Renewable Partners L.P.
Jeffrey Blidner
Scott Cutler
Nancy Dorn
David Mann
Lou Maroun
Sachin Shah
Stephen Westwell
Patricia Zuccotti
Dr. Sarah Deasley
Exchange Listing
NYSE: BEP (LP units)
TSX:    BEP.UN (LP units)
NYSE: BEPC (exchangeable shares)
TSX: BEPC (exchangeable shares)
TSX:    BEP.PR.G (Preferred LP Units - Series 7)
TSX:    BEP.PR.M (Preferred LP Units - Series 13)
TSX: BEP.PR.O (Preferred LP Units - Series 15)
NYSE: BEP.PR.A (Preferred LP Units - Series 17)
TSX: BEP.PR.R (Preferred LP Units - Series 18)
TSX:    BRF.PR.A (Preferred shares - Series 1)
TSX:    BRF.PR.B (Preferred shares - Series 2)
TSX:    BRF.PR.C (Preferred shares - Series 3)
TSX:    BRF.PR.E (Preferred shares - Series 5)
TSX:    BRF.PR.F (Preferred shares - Series 6)
NYSE: BEPH (Perpetual subordinated notes)
NYSE: BEPI (Perpetual subordinated notes)
Investor Information
Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2021 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com

Brookfield Renewable Partners L.P.

bep.brookfield.com

NYSE: BEP
TSX: BEP.UN